UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission Filing Number: 001-38205

ZAI LAB LIMITED

(Translation of registrant’s name into English)

4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Collaboration Agreement

On November 29, 2018, Zai Lab (Shanghai) Co., Ltd. (“Zai”) entered into a Collaboration Agreement (the “Agreement”) with MacroGenics, Inc. (“MacroGenics”).

Under the terms of the Agreement, MacroGenics exclusively licensed regional development and commercialization rights to margetuximab, MGD013 and an undisclosed multi-specific TRIDENT molecule in preclinical development (“TRIDENT molecule”, and, together with margetuximab and MGD0213, each, a “Licensed Product” and collectively, the “Licensed Products”) to Zai in China, Hong Kong, Macau and Taiwan (the “Territory”).  In partial consideration for the license grant to Zai for the Territory, Zai will pay MacroGenics a non-refundable, up-front license fee in the amount of $25.0 million, as well as certain development and regulatory-based milestone payments of up to $140.0 million, and tiered royalties at percentage rates of mid-teens to 20% for net sales of Margetuximab in the Territory, mid-teens for net sales of MGD013 in the Territory and 10% for net sales of TRIDENT molecule in the Territory.

As part of the collaborative clinical development effort, Zai and MacroGenics intend to initiate a global study using combination regimens containing margetuximab in order to maximize potential clinical benefit in gastric cancer, the fifth most common cancer in the world and the second most common in China.

The Agreement is effective from and after November 29, 2018, and continues, on a region-by-region and Licensed Product-by-Licensed Product basis, in effect until the expiration of and payment by Zai of all of Zai’s payment obligations applicable to such Licensed Product and such region as specified in the Agreement.  Each party may terminate the Agreement upon the material breach of the Agreement by the other party, subject to certain cure periods.  In addition, at any time after November 29, 2020, Zai may terminate the Agreement for convenience with prior notice to MacroGenics. MacroGenics may terminate the Agreement in its entirety or on a Licensed Product-by-Licensed Product basis with prior notice if one or more major safety issues have occurred with respect to such Licensed Product prior to the first commercial sale of such Licensed Product in the Territory and MacroGenics has discontinued the global development, manufacturing and commercialization activities with respect to such Licensed Product.

The foregoing description of the Agreement is only a summary and is qualified in its entirety by reference to the Agreement, a copy of which will be filed as an exhibit to Zai’s next periodic report.

Zai has filed as an exhibit to this Form 6-K a press release dated November 29, 2018 announcing the entry into the Agreement.

Zai Lab Forward-Looking Statements

This press release contains statements about future expectations, plans and prospects for Zai Lab, including, without limitation, statements regarding business strategy, plans and objectives for future operations and other statements containing words such as "anticipates", “believes”, "expects", “plans” and other similar expressions. Such statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact nor are they guarantees or assurances of future performance. Forward-looking statements are based on Zai Lab's expectations and assumptions as of the date of this press release and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to (1) Zai Lab’s ability to obtain additional future funding, (2) Zai Lab’s results of clinical and pre-clinical development of its drug candidates, (3) the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approvals of Zai Lab’s drug candidates, (4) Zai Lab’s ability to generate revenue from its drug candidates, and (5) other factors discussed in

Zai Lab's Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and its other filings with the Securities and Exchange Commission. Zai Lab anticipates that subsequent events and developments will cause Zai Lab’s expectations and assumptions to change and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. These forward-looking statements should not be relied upon as representing Zai Lab’s views as of any date subsequent to the date of this press release.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued November 29, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAI LAB LIMITED

	By:	/s/ Billy Cho
	Name:	Billy Cho
	Title:	Chief Financial Officer
Date: November 29, 2018